P.E. 1/25/02

02011863

1032346

0-29154

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For January 25, 2002

IONA Technologies PLC

(Exact name of registrant as specified in its charter)

Ireland
(State or other jurisdiction of incorporation or organization)

98-0151465
(I.R.S. employer identification no.)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

None
(Zip code)

(011) 353-1-662-5255
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes x No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29154

FOR IMMEDIATE RELEASE

Contact:
IONA

Beth Mittelman	Jonathan Daly
Director of Investor Relations	Corporate Communications
(781) 902-8033	(781) 902-8139
beth.mittelman@iona.com	jonathan.daly@iona.com

IONA ANNOUNCES FOURTH QUARTER RESULTS

Dublin, Ireland – January 23, 2002 - IONA®, the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced fourth quarter revenues of $45.5 million, an 11% increase over the previous quarter. The company also reported pro forma earnings of $0.3 million, or $0.01 per share, for the fourth quarter of 2001. For the year 2001, IONA reported revenues of $180.7 million, an 18% increase over 2000. IONA's 2001 pro forma earnings were $2.1 million, or $0.08 per share.

Pro forma earnings exclude amortization of goodwill and purchased intangible assets, as well as restructuring charges, settlement of litigation costs, in-process R&D, stock compensation and the associated tax effect. On a GAAP basis, after taking into account the foregoing items, the company reported a loss per share of $0.91 for fourth quarter and $3.27 for the full year 2001. For full details regarding IONA's reported results, reference the financial tables at the end of this release.

"This was one of the most significant quarters in the company's history," said Barry Morris, IONA's Chief Executive Officer. "In November, we introduced our End 2 Anywhere strategy and solutions for Web Services Integration. By quarter end, we had already shipped products and customers had already deployed our solutions. We are positioned very strongly in this exciting new market."

"We achieved solid results in Q4, despite continued uncertainty in the macroeconomic environment," added Dan Demmer, IONA's Chief Financial Officer. "We grew product revenue 16% sequentially and we achieved our financial goals for the quarter. In addition, we continued to invest in the products, programs and people that will position us to extend our market leadership as the economy recovers."

Looking forward, the company's previous guidance is still appropriate and therefore remains unchanged. This guidance assumes no significant change to the current business conditions during the first half of 2002. Based on the company's expectations, IONA expects year over year revenue growth for 2002 of 5% - 15% and pro forma operating income of 3% - 8% of revenue. The company expects revenue for Q1 2002 to be in the range of $38 – $40 million, and a pro forma loss per share in the range of $0.06 - $0.09.

Highlights from IONA's fourth quarter 2001 included:

- IONA announced its End 2 Anywhere vision, strategy and solutions for Web Services Integration at a press conference in San Francisco on November 6th. Joining the company at its event were senior executives from Microsoft, PwC, Broadvision, SAIC, HotJobs, KPMG, Nordstrom.com and Zurich Insurance.

- Boeing signed an enterprise development and runtime license agreement with IONA for use of both the Orbix E2A Web Services Integration Platform and the Orbix E2A Application Server Platform. In addition, Boeing issued a Statement of Direction naming IONA's Orbix E2A Web Services Integration Platform as a preferred integration technology. Additional customer wins in Q4 included GAD, IntelSat, Lucent and Motorola.

- The XMLBus Edition of Orbix E2A received the coveted "Deploy" rating in a review by InfoWorld, who described XMLBus as "one of the strongest showings among Web services platforms." InfoWorld also said XMLBus was "beneficial to cutting costs, improving reusability and ensuring competitiveness."

- The IONA Global Alliances team completed partnership agreements with several major IT consulting organizations around the world, including Toshiba, Inventa and TaTa InfoTech, and signed more than 60 ISV partners – including LightSpeed and Aligo.

Highlights from IONA's fiscal year 2001 included:

- Achieving revenue growth of 18% in the face of a difficult economic environment.

- Partnering with more than a dozen of the world's leading systems integrators, including PwC, SAIC, Inventa and ProSoft.

- Acquiring Netfish Technologies, Inc., a leading provider of XML-based, business-to-business integration (B2Bi) solutions, which marked IONA's seventh successful strategic purchase in two years.

- Investing in the technologies, people and marketing activities necessary to position the company for future growth in Web Services Integration.

IONA will host a conference call to discuss the company's fourth quarter and year 2001 results on Wednesday, January 23, 2002 at 10:00 am EST. Investors and other interested parties may dial into the call using the toll free number (800) 450-5192 in the United States or (706) 634-0918 for international callers. A replay of the call will be available through midnight on Wednesday, January 30, 2002 at (800) 642-1687 from the U.S. or (706) 645-9291 from outside the U.S., with reservation number 2841376. Interested parties may access an online, real-time Webcast and rebroadcast of IONA's fourth quarter conference call via the investor relations section of the Web site www.iona.com. The Webcast will be archived at this address through midnight on Wednesday, January 30, 2002.

About IONA

IONA is a leading e-Business Platform provider for Web Services Integration. IONA Orbix E2A™, which consists of the Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities. Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts. The company had revenues of $181 million in 2001 and employs more than 900 people in more than 30 offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA's End 2 Anywhere strategy for Web Services Integration; Growth in market demand for Web services and integration; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not rely on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

NOTE TO EDITORS: To access IONA press releases and background material on the web, visit: http://www.iona.com. If you would like to receive IONA press releases by e-mail, contact Jonathan Daly at jonathan.daly@iona.com.

IONA Technologies
Condensed Consolidated Statement of Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended	
	December 31, 2001 (Unaudited)	December 31, 2000 (Unaudited)	December 31, 2001 (Unaudited)	December 31, 2000 (Unaudited)
Revenue:				
Product revenue	$29,522	$33,097	$118,178	$105,533
Service revenue	15,950	14,769	62,526	47,530
Total revenue	45,472	47,866	180,704	153,063
Cost of revenue:				
Cost of product revenue	614	909	3,190	3,457
Cost of service revenue	8,341	8,436	34,926	26,484
Total cost of revenue	8,955	9,345	38,116	29,941
Gross profit	36,517	38,521	142,588	123,122
Operating expense:				
In-process research and development	0	0	3,600	0
Research and development	10,672	6,778	40,260	26,906
Sales and marketing	22,172	19,866	88,419	63,669
General and administrative	3,771	3,361	15,318	12,046
Amortization of goodwill and purchased intangible assets	24,823	3,171	75,554	7,831
Restructuring	0	0	5,705	0
Settlement of litigation (1)	0	0	0	1,350
Total operating expense	61,438	33,176	228,856	111,802
Income (loss) from operations	(24,921)	5,345	(86,268)	11,320
Interest income, net	170	1,370	2,504	4,116
Net exchange (loss)	(223)	(117)	(468)	(384)
Other	0	293	164	1,912
Income (loss) before provision for (benefit of) income taxes	(24,974)	6,891	(84,068)	16,964
Provision for (benefit of) income taxes	84	1,137	(568)	2,799
Net income (loss)	($25,058)	$5,754	($83,500)	$14,165
Net income (loss) per Ordinary Share and per ADS				
Basic	($0.91)	$0.27	($3.27)	$0.67
Diluted	($0.91)	$0.24	($3.27)	$0.60
Pro forma basic	$0.01	$0.39	$0.08	$1.03
Pro forma diluted	$0.01	$0.35	$0.08	$0.93
Shares used in computing net income per ordinary share and per ADS (in thousands)				
Basic	27,645	21,670	25,556	21,177
Diluted	27,645	23,931	25,556	23,520
Pro forma basic	27,645	21,670	25,556	21,177
Pro forma diluted	28,276	23,931	26,877	23,520

(1) RSA Securities, Inc. ("RSA") and the Massachusetts Institute of Technology filed suit against IONA alleging that IONA breached the terms of a patent license between RSA and IONA. IONA and RSA entered into a confidential settlement agreement to settle all outstanding claims among the parties.

IONA Technologies
Pro forma Statement of Income
Impact of Pro forma Adjustments on Pro forma Net Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended December 31, 2001			Three Months Ended December 31, 2000		
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenues	$45,472	0	$45,472	$47,866	0	$47,866
Cost of revenue	8,955	(116)	8,839	9,345	0	9,345
Gross profit	36,517	116	36,633	38,521	0	38,521
Total operating expense	61,438	(25,215)	36,223	33,176	(3,171)	30,005
Income (loss) from operations	(24,921)	25,331	410	5,345	3,171	8,516
Income before provision for income taxes	(24,974)	25,331	357	6,891	3,171	10,062
Net income (loss)	($25,058)	25,356	$298	$5,754	2,648	$8,402
Net income (loss) per ordinary share and per ADS						
Basic	($0.91)	$0.92	$0.01	$0.27	0.12	$0.39
Diluted	($0.91)	0.92	$0.01	$0.24	0.11	$0.35
Shares used in computing net income per ordinary share and per ADS (in thousands)						
Basic	27,645		27,645	21,670		21,670
Diluted	27,645		28,276	23,931		23,931

	Twelve Months Ended December 31, 2001			Twelve Months Ended December 31, 2000		
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenues	$180,704	0	$180,704	$153,063	0	$153,063
Cost of revenue	38,116	(406)	37,710	29,941	0	29,941
Gross profit	142,588	406	142,994	123,122	0	123,122
Total operating expense	228,856	(86,230)	142,626	111,802	(9,181)	102,621
Income (loss) from operations	(86,268)	86,636	368	11,320	9,181	20,501
Income before provision for income taxes	(84,068)	86,636	2,568	16,964	9,181	26,145
Net income (loss)	($83,500)	85,645	$2,145	$14,165	7,666	$21,831
Net income (loss) per ordinary share and per ADS						
Basic	($3.27)	3.35	$0.08	$0.67	0.36	$1.03
Diluted	($3.27)	3.35	$0.08	$0.60	0.33	$0.93
Shares used in computing net income per ordinary share and per ADS (in thousands)						
Basic	25,556		25,556	21,177		21,177
Diluted	25,556		26,877	23,520		23,520

(1) Adjusted to exclude: amortization of goodwill and purchased intangible assets of $24,823,000 for the three months ended December 31, 2001 and $75,554,000 for the twelve months ended December 31, 2001; stock compensation of $508,000 for the three months ended December 31, 2001 and $1,777,000 for the twelve months ended December 31, 2001; restructuring of $5,705,000 for the twelve months ended December 31, 2001; in-process research and development of $3,600,000 for the twelve months ended December 31, 2001; and the associated tax effect of ($25,000) for the three months ended December 31, 2001 and $991,000 for the twelve months ended December 31, 2001.

(2) Adjusted to exclude: amortization of goodwill and purchased intangible assets of $3,171,000 for the three months ended December 31, 2000 and $7,831,000 for the twelve months ended December 31, 2000; settlement of litigation charges of $1,350,000 for the twelve months ended December 31, 2000; and the associated tax effect of $523,000 for the three months ended December 31, 2000 and $1,515,000 for the twelve months ended December 31, 2000.

IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	December 31, 2001 (Unaudited)	December 31, 2000 (Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$29,587	$38,193
Marketable securities	24,110	57,447
Accounts receivable, net of allowance for doubtful accounts of $1,321 at December, 2001 and $926 December 31, 2000	44,207	47,559
Prepaid expenses and other current assets	4,290	7,287
Total current assets	102,194	150,486
Property and equipment, net	18,789	18,578
Other non-current assets	47,948	9,948
Investments	50	561
Goodwill, net of accumulated amortization of $64,654 and $4,870 at December 31, 2001 and December 31, 2000, respectively	268,717	22,986
Total assets	$437,698	$202,559
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$3,429	$2,200
Accrued payroll and related expenses	12,134	11,075
Other accrued liabilities	14,017	16,593
Deferred revenue	32,352	21,384
Total current liabilities	61,932	51,252
Shareholders' equity:		
Ordinary Shares, E 0.0025 par value, 150,000,000 shares authorized; 27,816,711 and 21,990,324 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	80	66
Additional paid-in capital	427,128	114,281
Accumulated (deficit) earnings	(46,620)	36,880
Deferred stock compensation	(4,822)	(195)
Accumulated other comprehensive income	0	275
Total shareholders' equity	375,766	151,307
Total liabilities and shareholders' equity	$437,698	$202,559

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

IONA Technologies PLC

Date: January 25, 2002

By: /s/ Barry S. Morris
Chief Executive Officer
and Director